Exhibit (h)(xlii)

AMENDED AND RESTATED

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of January 28, 2019, as amended and restated January 28, 2020, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Master Neutral Fund (the “Fund”).

WHEREAS, the Adviser desires to waive a portion of its investment advisory fee and further reduce its compensation and/or reimburse certain of the Fund’s operating expenses to limit certain of the Fund’s other operating expenses;

WHEREAS, effective January 28, 2020, the Adviser desires to extend the term of this Agreement to extend the Advisory Fee Waiver (as defined below) for an additional one year period ending January 31, 2021.

NOW, THEREFORE, the parties agree as follows:

Advisory Fee Waiver. Under the terms of the investment advisory agreement with the Fund, Gotham is entitled to receive an investment advisory fee of 0.75% of the Fund's average net assets excluding assets invested in other mutual funds advised by Gotham (each an "underlying fund" and collectively, the "underlying funds"). The Adviser hereby agrees to waive its investment advisory fee at an annual rate in the amount of 0.30%. (the “Advisory Fee Waiver”). Accordingly, the Advisory Fee Waiver shall have the effect of reducing the investment advisory fee payable to the Adviser from 0.75% to 0.45% of the Fund's average net assets excluding those assets invested in underlying funds. The Advisory Fee Waiver shall be effective on February 1, 2019 and shall terminate on January 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Expense Limitation. In addition to the Advisory Fee Waiver, the Adviser hereby agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s “other expenses” excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, brokerage commissions, and, for avoidance of doubt, investment advisory fees, do not exceed (on an annual basis) 0.00%, as a percentage of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation shall be effective on February 1, 2019 and shall terminate on January 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Term. This Agreement shall terminate on January 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2020.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of Gotham Master Neutral Fund

By:	/s/ Joel L. Weiss
Name:	Joel L. Weiss
Title:	President and Chief Executive Officer